Wireless electrical Grid LAN, WiGL Inc



ANNUAL REPORT

1919 Commerce Dr.

Hampton, VA 23666

(757) 788-8765

https://wi-gl.com/

This Annual Report is dated April 28, 2022.

BUSINESS

WiGL is the umbrella technology creating the future for smart, touchless, networked wireless power. WiGL, Wireless-electric Grid Local Air Networks (pronounced "wiggle"), is bringing new technologies developed for the Department of Defense to make everyone's life more convenient .. by creating a network of targeted energy to power or recharge the Internet of Things ("IoT"). WiFi gets you wireless internet, WiGL gets you wireless power.

Previous Offerings

The Company has not had any recent offering of securities in the last three years other than the Regulation Crowdfunding raise on StartEngine in 2021-2022.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

The business can operate 3-6 months without revenue.

Foreseeable major expenses based on projections are to acquire assets to grow the balance sheet related to or supporting wireless power name dominance.

Future operational challenges include finding strategic partners.

Future challenges related to capital resources are raising enough capital to gain significant market share in the emerging wireless power market(s).

Future milestones and events are related to the WiGL's World Fair 2.0 currently on contract with the Department of Defense.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $300,669.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Dr. Ahmad Glover CEO and Founders. All others are key personnel who help form and manage WiGL Inc.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Dr. Ahmad Glover CEO and Founders.

LESS THAN 10%
Cherif Chibane Chief Technology Officer
Marie Wise Chief of Innovation and Partnering
Robert Rickard Chief Software Officer (contracted)

Craig Baker Chief Operating Officer

LESS THAN .05%
See Advisory Board Members on StartEngine campaign page.

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions other than those disclosed in the financial notes. Please see audited financial and/or SEC 1-A filing for details.

OUR SECURITIES

Common Stock

The amount of security authorized is 500,000,000 with a total of 92,776,205 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2022.

Wireless electrical Grid LAN, WiGL Inc

By   /s/ *Dr. Ahmad Glover*

Name: Wireless electrical Grid LAN, WiGL Inc

Title: CEO & Founder

Exhibit A

FINANCIAL STATEMENTS



Wireless Electrical GRID LAN, WiGL Inc.
A Virginia Corporation

UNAUDITED:[1] Financial Statements

As of December 31, 2021
and for period from February 26, 2020 (inception) to December 31, 2020 and the year
ending December 31, 2021

---

[1] This report is being presented during the company's annual Regulation A+ (Reg A+) audit process. The reader should rely on the audited Reg A+ annual report, to be published soon after this report, for the most accurate numbers.

Wireless Electrical GRID LAN, WiGL Inc.

UNAUDITED - FINANCIAL STATEMENTS
As of December 31, 2021 and 2020

Table of Contents

Financial Statements

UNAUDITED - WIRELESS ELECTRICAL GRID LAN, WiGL, INC.
   BALANCE SHEETS
December 31, 2021 and 2020

		2021		2020
Assets				
Current assets:				
Cash and cash equivalents	$	300,669	$	-
Employee advance		100,000		-
Related party receivable		351,978		-
Funds in escrow		207,079		-
Inventory		3,911		5,911
Total current assets		963,637		
				5,911
Property and equipment, net		62,012		
				5,418
Investment account		1,332,401		
				-
Equity investments		4,547		
				-
Patents, net		59,370		29,607
Trademarks		21,633		-
			$	
				40,936
Total assets	$	2,443,600		
Liabilities and stockholders' equity				
Current liabilities:			$	
Accounts payable and accrued expenses	$	128,675	6,350	
Related party payable		-		24,054
Total current liabilities		128,675		
				30,404
Long-term liabilites		-		-
Total liabilities		128,675		
				30,404
Commitments and contingencies		-		-
Stockholders' equity:				
Common stock, 500,000,000 shares authorized, 93,001,995 and 83,600,000 no par value shares issued and outstanding				
at December 31, 2021 and 2020, respectively		4,250,720		
				87,018

Accumulated deficit	(1,935,795)	
		(76,486)
Total stockholders' equity	2,314,925	10,532
Total liabilities and stockholders' equity	$ 2,443,600	$ 40,936

See accompanying notes to the financial statements.

-1-

UNAUDITED - WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

(inception) to December 31, 2020 and the year ending December 31, 2021

STATEMENTS OF OPERATIONS

For the period from February 26, 2020

	For the year December 31, 2021	For the period from February 26, 2020 ending (inception) to December 31, 2020
Revenues	$ 49,894	$ 60,000
Total revenue	49,894	60,000
Operating expenses:		
Professional fees	171,876	7,299
Advertising and marketing	354,852	1,044
General and administrative	348,562	46,144
Rent	12,718	1,100
Travel	26,887	3,918
Consulting and contractor expense	402,387	11,847
Payroll and related expenses	506,974	63,110
Depreciation and amortization	11,670	1,532

(inception) to December 31, 2020 and the year ending December 31, 2021

Total   operating   expenses

Loss from operations

135,994

Other income (expense)

  Other expense (75,994)

  Unrealized gain (loss)

  Interest expense

  Other income

  Loss on stock sales   1,835,926   -

  Dividend Income   (1,786,032)

  Capital gain distributions   (492)

  Penalty expense

Total other income (expense)   (153,872)   -

          78,909   -

Net loss before income taxes   (119)

Provision for income taxes   5,000   -

          (24,890)

Net loss   15,867

          5,993   (492)

Basic and diluted loss per share   (165)

          (73,277)   (76,486)

          (1,859,309)

          -          $

          (76,486)

     $ (1,859,309)

          $

     $ (0.02)   (0.00)

Weighted average number of common shares
  outstanding - basic & diluted   89,432,382   82,936,508

See accompanying notes to the financial statements.

UNAUDITED - WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

For the period from February 26, 2020 (inception) to December 31, 2020 and the year ending December 31, 2021

	Common Stock		Accumulated	Total Stockholders'
	Shares	Amount	Deficit	Equity
Balance on February 26, 2020 (inception)	-	$ -	$ -	$ -
Issuance of common stock	83,600,000	87,018	-	87,018
Net loss	-	-	(76,486)	(76,486)
Balance on December 31, 2020	83,600,000	87,018	(76,486)	10,532
Issuance of common stock	9,232,512	4,837,428	-	4,837,428
Issuance of common stock to broker	169,483	99,995	-	99,995
Expense for stock issuance	-	(773,721)	-	(773,721)
Net loss	-	-	(1,859,309)	(1,859,309)
Balance on December 31, 2021	93,001,995	$ 4,250,720	$ (1,935,795)	$ 2,314,925

See accompanying notes to the financial statements.

_____

(inception) to December 31, 2020 and the year ending December 31, 2021

STATEMENTS OF CASH FLOWS

For the period from February 26, 2020

	For the year December 31,	For the period from February 26, 2020 ending (inception) to December 31,
Cash flows from operating activities		
Net income (loss)	$ (1,859,309)	$ (76,486)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	11,670	1,532
Unrealized gain on investments	(78,909)	-
Realized gain/loss on securities	18,897	-
Shares issued for services	99,995	-
Changes in operating assets and liabilities:		
Inventory	2,000	-
Related party advances	-	24,054
Accounts payable and accrued expenses	122,325	6,350
Net cash used by operating activities	(1,683,331)	(44,550)
Cash flows from investing activities		
Purchase of investments	(1,272,389)	-
Purchase of equity investments	(4,547)	-
Intangible application expenditure	(53,834)	(30,368)
Net cash used by investing activities	(1,396,596)	(42,468)
Purchase of inventory	-	(5,911)
Cash flows from financing activities		
Proceeds from issuance of common stock	3,856,628	87,018
Purchase of fixed assets	(65,826)	(6,189)
Payments on related party notes payable	(24,054)	-
Increase to related party receivable	(451,978)	-
Net cash provided by financing activities	3,380,596	87,018
Net increase in cash and cash equivalents	300,669	-
Cash and cash equivalents, beginning	-	-
Cash and cash equivalents, ending	$ 300,669	$ -

Supplemental cash flow information:

Cash paid during the period for:

As of December 31, 2021 and 2020

Interest	$ -	-	2021
2020 Income taxes Non-cash transactions:	$ -	-	
Owner contribution of patents	$ 12,655	$ 24,218	

See accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Wireless Electrical Grid LAN, WiGL Inc. ("the Company") was incorporated on February 26, 2020 under the laws of the State of Virginia, and is headquartered in Hampton, VA. The Company is engineering technology to enable consumers to power their devices on the move or recharge their battery while they use their device wirelessly. By expanding the engineering behind the Company's patents, the Company is bringing consumers the ability to synchronize, create, and sell products that manage and reduce costs associated with wirelessly powering devices.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31. The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive

of December 31, 2021 and 2020

in exchange for those goods or services. The Company's revenue recognition policy standards include the following elements:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

During the year ended December 31, 2021, the Company had a single contract for $49,894 that included two phases. The first phase included a preliminary technical report and the second phase was the final technical report, both of which were completed during the period. The revenue earned for each phase was $24,947 for a total of $49,894.

During the period ended December 31, 2020, the Company had a single contract for $60,000 with a related party in which there were four deliverables: System design, power management design, system build and demo. As of December 31, 2020, the Company had completed and been paid for all four of the deliverables for earned revenue of
$60,000.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

As of December 31, 2021, the Company has not yet commenced planned principal operations nor generated material revenue. The Company's activities since inception have consisted of formation activities, product development, and efforts to raise additional capital.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or
  liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value other than those noted below.

	December 31, 2021			
	Level 1	Level 2	Level 3	Total
Public company investments	$ 1,332,401	$ -	$ -	$ 1,332,401
Nonpublic company investments	-	-	4,547	4,547
	$ 1,332,401	$ -	$ 4,547	$ 1,336,948

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2021, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. As of December 31, 2021, there was $50,669 in cash that exceeded federal insured limits.   No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence and records impairment and obsolescence reserve against inventory as deemed necessary. During the period ended December 31, 2021, the Company determined no such impairment charge was necessary. The Company had $3,911 and $5,911 of inventory as of December 31, 2021 and 2020, respectively and was comprised of raw materials.

Property and Equipment

of December 31, 2021 and 2020

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. All equipment determined to have a useful life of 5-10 years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2021.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The useful life of the patents is 20 years from the date of application. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2021.

Investments

The Company invests in equity securities of public and nonpublic companies for business and strategic purposes. Investments in public companies are carried at fair value based on quoted market prices and totaled $1,332,401 and $0 at December 31, 2021 and 2020, respectively.

Investments in equity securities of nonpublic entities without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and totaled $4,547 and $0 at December 31, 2021 and 2020, respectively. The Company reviews its equity securities without readily determinable fair values on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee's cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management's assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.

Advertising Costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2021 and 2020, the Company recognized $354,852 and $1,044 in advertising costs, respectively, recorded under the heading 'Advertising and marketing' in the statement of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs, are expensed as incurred.

Earnings/(Loss) per Share

Basic earnings per share is computed by dividing net income/(loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares and dilutive potential common shares outstanding during the period. There were no adjustments included in the computation of diluted net loss per share as their effect would have been anti-dilutive.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a rightof-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In October 2016, FASB issued ASU 2016-16, "Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory", which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company's financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Management believes that the adoption of ASU 2018-15 has no impact on the Company's financial statements and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of

of December 31, 2021 and 2020

financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

Subsequent Events

The Company has evaluated subsequent events through April 20, 2022, the date these financial statements were available to be issued and noted no material subsequent events for disclosure other than those noted below.

NOTE 2 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2021	2020
Patents issued	$ 43,023	$ 13,935
Patents pending	19,546	16,433
Trademarks	21,633	-
Accumulated amortization	(3,199)	
		(761)
Intangible assets, net	$ 81,003	
		$ 29,607

The US Patent #9985465 was awarded on May 29, 2018. The useful life of the utility patent is 20 years from the date of application. In January of 2021 a worldwide patent was issued which was based on the US utility patent issued in May of 2018. The Company began amortization of the worldwide patents over the remaining useful life of the underlying utility patents. There was amortization expense of $2,438 and $761 for the year and period ending December 31, 2021 and 2020, respectively.

The Company continues to apply and work on other patents. The related attorney fees are recorded as patents pending and amortization will begin once the patents have been issued. The Company has also filed for multiple Trademarks during the year ended December 31, 2021. As the Company is able to extend the life of the Trademarks indefinitely, they are considered indefinite lived and not amortized. Should the Company allow any of the Trademarks to lapse, they will be expensed within that period.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2021	2020
Test equipment and PPE	$ 9,287	$ 6,189
Electronic Vehicle	62,728	-
	72,015	6,189
Accumulated depreciation	(10,003)	(771)
Property and equipment, net	$ 62,012	$ 5,418

Depreciation expense for the year and period ended December 31, 2021 and 2020, was $9,232 and $771, respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, the Company advanced $100,000 to the Company's CEO in advance of his annual salary and this remains outstanding at December 31, 2021. Additionally, during the year ended 2021, the Company advanced funds for expenses on behalf of the CEO and the CEO's other Company. The balance of the officer receivable was $351,978 as of December 31, 2021.

During the year ended December 31, 2021, the CEO increased the line of credit available to the Company to $90,000. As of December 31, 2021, no amounts have been utilized of the line. Further, the Company paid in full the $24,054 outstanding amount owed to the CEO as of December 31, 2020, during the year ended December 31, 2021.

NOTE 5 – INVESTMENTS

During the year ending December 31, 2021, the Company invested $1,248,647 into an Edwards Jones account. During the year ending December 31, 2021, the Company had unrealized gains of $78,909, a loss on stock sales of $24,890, capital gain distributions of $5,993, and dividend income of $15,867.

During the year ending December 31, 2021, the Company invested $4,547 in 14 companies via crowd funding.

of December 31, 2021 and 2020
NOTE 6 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception. The Company has completed its first year of operations and a full valuation against the projected deferred tax asset has been recorded.

The Company currently has a tax net operating loss of approximately $1,760,000 for which it may receive future tax benefits. However, as of December 31,2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and the State of Virginia rate of 6%, which results in an effective combined tax rate of 26%, the deferred tax asset is $457,422 and the valuation allowance is $457,422 which nets to a deferred tax asset of $0 as of December 31, 2021.   The change in valuation during the year ended December 31, 2021 was $438,047.

The components of the Company's deferred tax assets are as follows:

	2021	2020
Deferred tax asset on NOL	457,422	19,375
Less: Valuation allowance	(457,422)	(19,375)
Deferred tax asset, net	$ -	$ -
Net operating loss carryforward	$ 1,759,314	$ 74,519
Total net operating loss carryforwards	1,759,314	74,519

NOTE 7 – COMMON STOCK

As of December 31, 2021 and 2020

During the year ending December 31, 2021, the Company opened up a Regulation CF raise and sold 9,232,512 shares of common stock for gross proceeds of $4,837,428. There were $773,721 in net fees related to the fundraise as well as 169,283 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, there was $207,079 placed in escrow to be distributed to the Company subsequent to period end. As a part of the fundraise, StartEngine approved a maximum amount of advances by StartEngine on behalf of the Company in the amount of $276,000. Of that amount, $155,000 was utilized by the Company, but was repaid from funds raised resulting in a zero balance owing as of December 31, 2021.

of December 31, 2021 and 2020

I, Dr. Ahmad Glover, the CEO & FOUNDER of WiGL Inc, hereby certify that the financial statements of WiGL Inc and notes thereto for the periods ending December 31st 2020 and December 31st 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our 2020 federal income tax returns.

WiGL Inc has not yet filed its federal tax return for 2021

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 28th Day of April 2022 (Date of Execution).

_____ (Signature)

CEO & Founder   (Title)

_28 April 2022   (Date)

CERTIFICATION

I, Dr. Ahmad Glover, Principal Executive Officer of Wireless electrical Grid LAN, WiGL Inc, hereby certify that the financial statements of Wireless electrical Grid LAN, WiGL Inc included in this Report are true and complete in all material respects.

Dr. Ahmad Glover

CEO & Founder